SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

FOR PERIOD ENDED

July 29, 2004

COMMISSION FILE NUMBER:

01-31380

KIRKLAND LAKE GOLD INC.

(Translation of registrant's name into English)

Suite 300, 570 Granville Street

Vancouver, British Columbia

Canada, V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ..

July 29, 2004

Symbol – AIM & TSX: KGI

PLACING OF SHARES

FOR PROCEEDS OF APPROXIMATELY £6.5 MILLION COMPLETED

Kirkland Lake Gold Inc. (the “Company”) is pleased to announce it has placed 3,987,730 new common shares (“New Shares”)  at a price of £1.63 (CDN$ 4.00) for gross proceeds of approximately £6.5 million (CDN$ 15.95 million) conditional upon admission to the AIM market of London Stock Exchange Plc.  It is expected that admission will take place on 30 July 2004.  The New Shares were placed by Canaccord Capital (Europe) Limited (“Canaccord”) to European institutional investors.  Canaccord was issued warrants to purchase 199,386 shares at a price of £1.63 (CDN$ 4.00) per share for a period of 18 months.

Due to Canadian re-sale restrictions, the New Shares will not be available for settlement into Canada for a period of four months and one day from the date of Admission. In order to distinguish the New Shares from the existing common shares over this restricted period, the New Shares will have the ISIN “CA 49740P2052” and will trade under the symbol “KGIa”. The existing common shares, which have the ISIN “CA 49740P1062” and trade under the London Stock Exchange symbol “KGI”, carry no such restrictions. Following the end of the restricted period of four months and one day referred to above, the New Shares will assume the ISIN “CA 49740P1062”, will trade under the symbol 'KGI' and there will be no re-sale restrictions in Canada.

The proceeds from the financing will be used for working capital and to fund further development of the Company’s Kirkland Lake, Ontario mining operations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KIRKLAND LAKE GOLD INC.

(the Registrant)

Date:	July 29, 2004	By:	Signed “Sandra Lee”
Signature Sandra Lee, Secretary
Name* Title

*Print name and title under the signature of the signing officer